Kestra Investment Services, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	19,647,745
Receivable from broker dealers and clearing firm		18,645,815
Receivable from affiliates		255,579
Notes Receivable, Net		6,732,824
Property and equipment, net		2,063,508
Other assets		1,286,269
Total assets	$	**48,631,740**

Liabilities

Payable for commissions and fees	$	12,529,319
Accounts payable and other accrued liabilities		6,240,909
Payable to affiliates		3,724,210
Total liabilities		22,494,438

Shareholder's equity

Additional paid-in capital		10,104,412
Retained earnings		16,032,890
Total Member's equity		26,137,302
Total liabilities and member's equity	$	**48,631,740**

The accompanying notes are an integral part of this financial statement